Exhibit 99.1

For more information contact:	PRESS RELEASE
Investor Relations Jeff Corbin / Garth Russell KCSA Strategic Communications (212) 896-1214 / 1250 jcorbin@kcsa.com / grussell@kcsa.com

Tikcro Technologies Reports Second Quarter 2015 Results

Tel Aviv, Israel, July14, 2015 - Tikcro Technologies Ltd. (OTCQB: TIKRF) today reported results for the second quarter ended June 30, 2015.

Aviv Boim, CEO of Tikcro, commented, “In the quarter, we continued pre-clinical efforts to generate functional specific antibodies, with a focus on CTLA-4 and PD1 cancer checkpoints. These are validated targets for cancer immunotherapy treatment. By year-end, we expect to validate such new antibodies for immunotherapy treatment, and to have initial comparative data with other available antibodies. With encouraging interim development results, we plan to invest efforts in targeting additional inhibitory checkpoints.”

Net loss for the second quarter of 2015 was $267,000, or $0.03 per diluted share.

About Tikcro Technologies:

Tikcro Technologies Ltd. (OTCQB: TIKRF) supports early stage development in growth areas, with a focus on biotechnology projects originated in Israeli academic centers. Tikcro is currently engaged with development of certain antibodies selected and verified in pre-clinical trials with a focus on antibodies binding to cancer immune checkpoints CTLA-4 and PD1. For more information about Tikcro, visit Tikcro’s website at www.tikcro.com.

Safe Harbor Statement
Certain of the statements contained herein may be considered forward-looking statements that involve risks and uncertainties including, but not limited to, risks related to our ability to raise financing and the risks related to early stage biotechnology projects, including, but not limited to, obtaining required licenses at reasonable commercial terms, the development, testing, regulatory approval and commercialization,intellectual property rights, competition,exposure to lawsuits and dependence on key suppliers and personnel. Such risks and uncertainties are set forth in the Company's SEC reports, including the Company's Forms 20-F. Actual results may materially differ. Results of operations in any past period should not be considered indicative of the results to be expected for future periods.  We undertake no duty to update any forward-looking information.

Tikcro Technologies Ltd. Condensed Balance Sheets (US dollars in thousands)

	June 30, 2015	December 31, 2014
	Unaudited	Audited
Assets
Current assets
Cash and cash equivalents	$8,416	$8,722
Other receivables	20	25
Investment in BioCancell	51	85
Total current assets	8,487	8,832

Property and equipment, net	64	88

Total assets	$8,551	$8,920

Liabilities and Shareholders' Equity

Current liabilities
Other current liabilities	$231	$184

Shareholders' equity	8,320	8,736

Total liabilities and shareholders' equity	$8,551	$8,920

Tikcro Technologies Ltd.
Statements of Operations
(US dollars in thousands, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30
	2015	2014	2015	2014

Research and development expenses	$69	$9	$119	$22

General and administrative expenses, net	193	60	307	165

Total operating expenses	118	69	426	187

Operating loss	(262)	(69)	(426)	(187)

Financial income (expenses), net	(5)	(23)	(32)	53

Net loss	$(267)	$(92)	$(458)	$(134)

Basic and diluted net loss per share	$(0.03)	$(0.01)	$(0.05)	$(0.02)

Weighted average number of shares used computing basic and diluted loss per share	8,848	8,837	8,843	8,827